ROBERT L. B. DIENER
Attorney at Law

122 Ocean Park Blvd.  Suite 307
Santa Monica, CA 90405
 (310) 396-1691  Fax: (310) 396-8608
r.diener@gte.net

March 12, 2009

VIA EDGAR AND FACSIMILE (202) 772-9366

Division of Corporate Finance
Mail Stop 3720
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Ms. Celeste M. Murphy, Legal Branch Chief

Re:	Asia Document Transition, Inc. (the “Company”)
Registration Statement on Form S-1/A
File No. 333-153888
Amended on February 5, 2009

Dear Ms. Murphy:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated February 13, 2009 addressed to Mr. Bernard Chan, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Registration Statement on Form S-1/A.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of the Form S-1/A have been referenced.

Financial Statements as of June 30, 2008

1.
Please include an audited balance sheet as of June 30, 2007. We note that the audit report does not include the auditor's opinion on the financial position of Asia Document Transition, Inc. as of June 30, 2007,

RESPONSE:

The audit report has been amended to include the auditor’s opinion on the financial position of the Company as of June 30, 2007.We have revised our disclosure to state that the selling shareholders are underwriters throughout the document.

2.
We reissue prior comment 6. The response from your auditors appears to address only the audit procedures performed for property and equipment. Please describe in reasonable detail the procedures performed for all aspects of the audit of the financial statements. Also address the nature of your communications with management during all phases of the audit including the planning and performance of audit procedures. Tell us whether the documents examined and communications with management were in English and if not how the language differences were handled,

RESPONSE:

Please see the attached Exhibit A prepared by the Company’s auditor, Moore and Associates, which specifically addresses the issues raised by the Commission relative to their audit procedures..

Age of Financial Statements

3.	Update the financial statements and other financial information in the filing to include the interim period ended December 31, 2008. Please refer to the guidance in Rule 8-08 of Regulation S-X.

RESPONSE:

We have updated our disclosure to include the interim financial statements for the quarter ended December 31, 2008.

               On behalf of the Company, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

LAW OFFICES OF ROBERT DIENER

/S/ Robert L. B. Diener

By:
Robert L. B. Diener

EXHIBIT A

Outline of Audit Procedures

Please note that Hong Kong is a bi-lingual city. All documents are in both English and Chinese. We incurred no difficulties in reading any documents and required no translation services. The management of the company is fluent in English. All communications with management were in English and we encountered no difficulties in communicating. We recomputed the conversion of amounts denominated in Hong Kong dollars without exception. The following is an outline of the procedures completed in performing the audit of Asia Document Transition, Inc. and of the conclusions made. This outline is made in response to a comment from the SEC. The full set of audit procedures, audit programs and checklists are included in our work papers.

Planning:

1.
We obtained a trial balance in US dollars from the client and prepared audit programs for the completion of the audit. We computed materiality to determine amounts and accounts to be tested. We performed analytical comparison to prior year trial balance to identify significant differences.

2.
We obtained an outline of the company’s internal controls from management and determined that minimal reliance could be placed on internal controls. We determined that substantive testing of accounts and amounts was required.

3.	We obtained a general ledger from the client and selected the amounts to be tested based.
4.	We requested supporting documents from the client based upon those selections.
5.	The client provided those documents electronically as scanned documents.

Balance Sheet:

Cash:

1.	We obtained copies of the bank statements and disbursement documents for selected transactions.
2.	We traced the selected transactions to those documents and to the general ledger without exception.
3.	We obtained bank reconciliations and traced those reconciliations to the trial balance without exception.

Prepaid Expenses:

1.	We obtained a schedule of prepaid expenses.
2.	We vouched the amounts capitalized to supporting invoices.
3.	We recomputed the amortization of the prepaid expenses based upon the service terms per the supporting documents without exception.
4.	We matched the schedule of prepaid expense to the trial balance without exception.

Property and Equipment:

1.	We obtained a depreciation schedule from the client.
2.	We obtained photographs of selected equipment identified on the depreciation without exception.
3.	We vouched invoices supporting the cost of the equipment on the depreciation schedule without exception.
4.	We recomputed the depreciation expense per the depreciation schedule without exception.
5.	We evaluated asset lives and depreciation and were satisfied as to their reasonableness.
6.	We matched the depreciation schedule to the trial balance without exception.

Deposits:

1.	We obtained a schedule of deposits from the client.
2.	We vouched invoices supporting the amounts on the schedule without exception.
3.	We reviewed the deposits to determine continuing value to the company without exception.
4.	We matched the schedule of deposits to the trial balance without exception.

Accounts payable and accrued expenses:

1.	We obtained a schedule of accounts payable and accrued expenses from the client. The schedule showed no accounts payable and accrued expenses as of June 20, 2007.
2.	We vouched selected amounts to supporting invoices without exception.
3.	We performed a search for unrecorded liabilities by obtaining a listing of subsequent disbursements from the subsequent bank statements.
4.	Vouched selected subsequent disbursements to invoices noting proper cutoff and accrual without exception. No unrecorded liabilities noted.
5.	We matched the schedule of accounts payable and accrued expenses to the trial balance without exception.

Related party notes payable:

1.	We obtained copy of related party note payable with detail of activity during the period.
2.	We vouched selected amounts to supporting invoices without exception.
3.	We matched the related party note payable to the trial balance without exception.

Stockholders’ Equity (Deficit):

1.	We obtained a schedule of stockholders’ equity (deficit) from the client and matched the beginning balances to the prior year audit without exception.
2.	We obtained a complete set of board of director minutes and resolutions. We reviewed those minutes and resolutions for equity related transactions. None were noted for 2007.
3.	We obtained a confirmation from the company’s transfer agent verifying the shares outstanding without exception.
4.	We matched the schedule of stockholders’ equity (deficit) to the trial balance without exception.

Statement of Operations:

1.	Based upon the analytical procedures we selected statement of operation accounts for testing.
2.	We vouched revenues per the general ledger to bank deposits and sales invoices without exception.
3.	We tested certain general and administrative expenses by vouching general ledger amounts to supporting invoices without exception
4.	We tested depreciation expense without exception
5.	We matched the revenue and expense amounts tested to trial balance without exception.

Financial statements:

1.	We obtained from management a draft of the company’s financial statements. We examined the financial statements for compliance with GAAP.
2.	We matched the numbers in the trial balance to the financial statements without exception.
3.	We obtained the company’s work papers used in the computation of cash flows and reviewed the calculations without exception.
4.	We read the notes to the financial statements for adequacy of disclosure.

5.	We performed analytical procedures for the final audit numbers and noted no areas requiring additional inquiry.
6.	We obtained from the company’s legal counsel representation as to legal proceedings. None were noted.
7.	We obtained from management standard representation as to the financial statements.
8.	We prepared the audit opinion letter.
9.	We had the quality review performed by our quality reviewer.
10.	We released the audit report.